UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.)*

                        Brooke Group Ltd.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            112525100
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        January 28, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of__ Pages
                 List of Exhibits is on Page __

                          SCHEDULE 13D

CUSIP No. 112525100                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,500,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               1,500,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 112525100                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,500,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14   TYPE OF REPORTING PERSON*
          OO

                              SCHEDULE 13D

CUSIP No. 112525100                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
            WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,500,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.7%

14   TYPE OF REPORTING PERSON*
          IN

                                   SCHEDULE 13D
                                   ------------


Item 1.  Security and Issuer

          This Schedule 13D relates to the common stock, par value $0.01 per share ("Shares"), of Brooke Group Ltd., a Delaware corporation (the "Issuer" or "Brooke Group"). The address of the principal executive offices of the Issuer is 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131.


Item 2.  Identity and Background

          The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

          Riverdale is the general partner of High River. Riverdale is wholly owned by Carl C. Icahn. Registrants may be deemed to be a "group" with the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

PAGE

          The name, citizenship, present principal occupation or employment and business address of each member of Riverdale is set forth in Schedule A attached hereto.

          Carl C. Icahn is a member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

          Neither High River, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The aggregate purchase price of the 1,500,000 Shares purchased by the Registrants, is $9,000,000. The source of funding for the purchase of these Shares is general working capital of the Registrants.


Item 4.   Purpose of Transaction

          Registrants acquired the Shares for investment purposes.

          Issuer has agreed to register such shares under the Securities Act of 1933, ("Act") and, once such registration statement becomes effective, to keep such Shares registered so that the Shares may be sold by Registrants at any time and from time to time, until the shares are sold or may be sold pursuant to Rule 144(k) under the Act.

          Registrants reserve the right to acquire additional Shares at any time and from time to time in public or private transactions, whether from third parties or otherwise. Likewise, Registrants reserve the right to dispose of any or all of the Shares in whole or in part, in public or private transactions, whether to third parties or otherwise.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on January 28, 1998, Registrants may be deemed to beneficially own in the aggregate 1,500,000 Shares representing approximately 7.7% of the Issuer's outstanding Shares (based upon the 18,097,096 Shares stated to be outstanding as of November 10, 1997, by the Issuer in the Issuer's 10-Q filing filed with the Securities and Exchange Commission (the "SEC") on November 17, 1997, plus the 1,500,000 Shares to be issued to Registrants.) Registrants have direct beneficial ownership of the Shares as follows:



     NAME           NUMBER OF           APPROXIMATE PERCENTAGE
                    SHARES              OF OUTSTANDING SHARES

     High River     1,500,000                7.7%


          Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.

          (b) High River has sole voting power and sole dispositive power with regard to 1,500,000 Shares. Riverdale has shared voting power and shared dispositive power with regard to 1,500,000 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,500,000 Shares.

          (c) The following sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above.

               On January 16, 1998, High River entered into a Stock Purchase Agreement with Brooke Group, Ltd. whereby High River has agreed to purchase 1,500,000 shares of Brooke Group common stock for $9,000,000 (the "Agreement"), attached hereto as Exhibit 2. As a condition to the Agreement, Shares must be approved for listing on the New York Stock Exchange ("the Exchange"). On January 28, 1998, Registrants were informed by Brooke Groupe that the Exchange had approved the listing of the Shares and the closing is scheduled to take place shortly.


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

          Registrants are party to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto and Stock Purchase Agreement, dated January 16, 1998, between Brooke Group Ltd., and High River Limited Partnership which is attached hereto as Exhibit 2.

Item 7.   Material to be Filed as Exhibits

1.   Joint Filing Agreement of the Registrants

2. Stock Purchase Agreement, dated January 16, 1998, between Brooke Group Ltd., and High River Limited Partnership.

PAGE

                              SIGNATURE
                              ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 1998




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC

Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


Carl C. Icahn

By:  /s/Carl C. Icahn
     Carl C. Icahn


















          (Signature Page of Schedule 13D with respect to Brooke Group
Ltd.)


PAGE

                         SCHEDULE A
                         ----------

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


     Name, Business Address and Principal Occupation of
     Each Member of Riverdale


     The following sets forth the name, position, and principal occupation of each member of Riverdale. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC


Name                Position                 Principal Occupation
----                --------                 --------------------
Carl C. Icahn       Member                   See Item 2 herein
                                             Officer of various Icahn
                                             affiliated entities